400 Howard Street

San Francisco, CA 94105

1-800-iShares (1-800-474-2737) www.iShares.com

June 12, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: iShares Trust (the "Trust")

(Securities Act File No. 333-92935; Investment Company Act File No. 811-09729) Request for Withdrawal of Amendment

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Trust's post-effective amendments filed with respect to the following series of the Trust. Each post-effective amendment was filed on Form N-1A, as referenced below, and has not been declared effective by the U.S. Securities and Exchange Commission as of the date of this letter.

		Post-Effective	Initial
Registered Fund Name	Series Identifier	Amendment	Filing
		No.	Date

iShares Long-Term National Muni Bond ETF	S000061603	1,863	1/9/2018

iShares Inv Grade Preferred and Income	S000058320	1,759	5/26/2017
Securities ETF

iShares Australian Dollar ETF	S000038686	755	8/9/2012

iShares British Pound ETF	S000038692	755	8/9/2012

iShares Canadian Dollar ETF	S000038693	755	8/9/2012

iShares Chinese Offshore Renminbi ETF	S000038694	755	8/9/2012

iShares Euro ETF	S000038695	755	8/9/2012
iShares Japanese Yen ETF	S000038696	755	8/9/2012

iShares Mexican Peso ETF	S000038697	755	8/9/2012

iShares New Zealand Dollar ETF	S000038698	755	8/9/2012

iShares Norwegian Krone ETF	S000038699	755	8/9/2012

iShares Singapore Dollar ETF	S000038687	755	8/9/2012

iShares Swedish Krona ETF	S000038688	755	8/9/2012

iShares Swiss Franc ETF	S000038689	755	8/9/2012

iShares Thai Offshore Baht ETF	S000038690	755	8/9/2012

iShares Turkish Lira ETF	S000038691	755	8/9/2012

The Trust has also filed subsequent 485BXT filings for the sole purpose of extending the original effective date of the initial filings. The most recent 485BXTs were filed on May 28, 2020 and scheduled to become effective on June 26, 2020.

Subsequent to the filings, the Trust decided not to go forward with the offerings of the funds as series of the Trust. No securities were sold in connection with the offerings.

If you have any questions, please call Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Very Truly Yours,

iShares Trust

By: /s/ Trent W. Walker

Trent W. Walker

Treasurer and Chief Financial Officer